June 12, 2007

Mr. Kevin Vaughn

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Superconductive Components, Inc.

Form 10-KSB for the year ended December 31, 2006

File No. 000-31641

Dear Mr. Vaughn:

We have received the comments to the Form 10-KSB filed by Superconductive Components, Inc. (the “Company”) for the year ended December 31, 2006, as set forth in your letter dated June 6, 2007.

Your comments relate to Item 6 – Management’s Discussion and Analysis or Plan of Operations, Item 8A Controls and Procedures and Note 2O. Summary of Significant Accounting Policies – Revenue Recognition. Your questions are specific to non-GAAP discussion and disclosure on page 12, communication to management and rework costs. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your June 6, 2007 letter.

1.	In response to your comment, we have reviewed our discussion of net income to common shareholders excluding non-cash compensation expense for fiscal year 2006. We anticipate that this charge will recur in future years. As such, we will remove this non-GAAP measure from future filings.

2.	In response to your comment we reviewed our presentation of EBITDA for fiscal year 2006 and 2005. As this is a non-GAAP measure, we will remove the disclosure of EBITDA from future filings.

3.	In response to your comment, you refer to our disclosure that our chief executive officer and chief financial officer “concluded our disclosure controls and procedures are effective as of the end of the period covered by this report in ensuring that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission’s rules and forms.” We will revise future filings to additionally state that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

4.	In response to your comment you refer to disclosures related to rework costs. These rework costs are performed on a limited basis and are immaterial in amount. Total rework costs in 2006 were approximately $200. Total rework costs for the first five months of 2007 were $0. If a customer were to return a product it is reviewed by our quality control department. If rework is deemed necessary the customer is issued a credit for the return and a sales return is recognized. Once the rework is completed and the reworked product is shipped a new invoice is sent to the customer. At that time the sale and rework costs are recognized. Given the immaterial nature of these costs, this disclosure will be removed from future filings.

2839 CHARTER STREET • COLUMBUS, OHIO • 43228 USA

PHONE: 614/ 486-0261 • FAX: 614/486-0912

HTTP://WWW.SUPERCONDUCTIVECOMP.COM

JUNE 12, 2007

The Company acknowledges the following:

-	The Company is responsible for the adequacy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions feel free to contact me at 614/486-0261.

Sincerely,

/s/ Gerald S. Blaskie
Gerald S. Blaskie
Vice President and Chief Financial Officer
Superconductive Components, Inc.